UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-38876

ATIF HOLDINGS LIMITED

Room 2803,

Dachong Business Centre, Dachong 1st Road,

Nanshan District, Shenzhen, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by Reference

This Form 6-K, including all exhibits attached hereto, is hereby incorporated by reference into ATIF Holdings Limited’s (the “Company”) Registration Statement on Form F-3, as amended, filed with the Securities and Exchange Commission on June 12, 2020 (Registration file number 333-239131), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Other Events

On July 25, 2022, the Company issued a press release announcing the results of its 2022 Annual General Meeting, which was held on July 25, 2022, in Lake Forest, CA. At the 2022 Annual General Meeting, shareholders: (1) elected Messrs. Jun Liu, Kwong Sang Liu and Yongyuan Chen and Mses. Yue Ming and Lei Yang as directors of the Company to serve on the Company’s Board of Directors until the next shareholders meeting and until their successors are duly elected and qualified, and (2) ratified the appointment of ZH CPA, LLC as the Company’s independent registered public accounting firm for the fiscal year ending July 31, 2022.

A copy of the press release is attached hereto as Exhibit 99.1.

Financial Statements and Exhibits.

Exhibits

Exhibit No.	Exhibit Description
99.1	Press Release, dated July 28, 2022, regarding results of 2022 Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATIF Holdings Limited

	By:	/s/ Jun Liu
	Name: Title:	Jun Liu Chief Executive Officer

Dated: July 28, 2022